March 14, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 202549

Attention:	Andrew Blume
Kevin Woody

Re:	Dana Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2024
Form 8-K Furnished February 20, 2025
File No. 001-01063

Dear Mr. Blume and Mr. Woody:

Dana Incorporated (the “Company”) has reviewed the comment letter, dated March 11, 2025 (the “Comment Letter”), from the staff of the Office of Manufacturing of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings of the Company. Please find below the responses of the Company.

For the convenience of the Staff, the comments from the Comment Letter have been set forth below in bold italics prior to the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2024

Note 1. Organization and Summary of Significant Accounting Policies

Supplier finance programs, page 38

1.	We note that you participate in supplier finance programs whereby certain suppliers may sell their right to your payment obligations to participating financial institutions. Please provide the related disclosures set forth in ASC 405-50-50-3.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes it has provided all the disclosures required by ASC 405-50-50-3 in its Form 10-K for the fiscal year ended December 31, 2024, when considering its supplier finance programs disclosure in Note 1 – Organization and Summary of Significant Accounting Policies and its supplier finance programs information disclosure in Note 5 – Supplemental Balance Sheet and Cash Flow Information.

The Company will add a reference to its rollforward of supplier finance programs obligations disclosure in Note 5 – Supplemental Balance Sheet and Cash Flow Information to its supplier finance programs policy disclosure in Note 1 – Organization and Summary of Significant Accounting Policies in future filings.

Form 8-K Furnished February 20, 2025

Exhibit 99.1, page 1

2.	We note that you present Adjusted EBITDA margin without presenting a comparative GAAP measure. Please revise future filings to present the GAAP measure, which appears to be net income (loss) margin, with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Questions 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures ("Non- GAAP C&DI's").

Company Response:

The Company respectfully acknowledges the Staff’s comment and in future filings where the Company discloses non-GAAP financial measures, it will disclose and discuss the applicable most directly comparable GAAP financial measures with equal or greater prominence, in accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

3.	For each non-GAAP measure, please ensure you present the most directly comparable GAAP measure with equal or greater prominence. Refer to instruction 2 to Item 2.02 of Form 8-K, Item 10(e)(1)(i)(A) of Regulation S-K, and Question 102.10(a)-(b) of the Non-GAAP C&DI's. We note that you present free cash flow in the introductory bullets without referencing operating cash flows, that you discuss Adjusted EBITDA on pages 1 and 2 prior to a discussion of GAAP net income (loss), and that certain non-GAAP reconciliations begin with a non-GAAP measure, such as total Segment EBITDA, instead of the GAAP measure. Apply this comment to the earnings conference call slides included in your earnings releases, including your disclosures on slides 4, 8-12, and 14-15.

Company Response:

The Company respectfully acknowledges the Staff’s comment and in future filings, earnings releases and earnings conference call slides where the Company discloses non-GAAP financial measures, it will disclose and discuss the applicable most directly comparable GAAP financial measures with equal or greater prominence, in accordance with instruction 2 to Item 2.02 of Form 8-K, Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In addition, the Company will ensure that all non-GAAP reconciliations begin with the GAAP measure.

4.	We note that you present Segment EBITDA on a consolidated and segment basis. Although Segment EBITDA on a segment basis is a disclosure required by ASC 280 in the notes to the financial statements, the presentation on a consolidated basis outside of the segment footnote is a non-GAAP measure. Please revise to properly identify consolidated Segment EBITDA as a non-GAAP measure and ensure that you provide all related disclosures required by Item 10(e) of Regulation S-K.

Company Response:

The Company respectfully acknowledges the Staff’s comment. The Company will no longer include Segment EBITDA on a consolidated basis outside of the notes to the financial statements.

***

Please do not hesitate to call me at 419-887-3000 with any questions regarding the foregoing.

Very truly yours,

/s/ Timothy R. Kraus
Timothy R. Kraus
Senior Vice President and Chief Financial Officer